      SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
NO-LAPSE PROTECTION RIDER

This rider is part of the Policy to which it attaches and is effective as of the Policy Date, unless another date is specified in Section 1 of the Policy.  It is part of, and subject to, the other terms and conditions of the Policy.  If the terms of this rider and the Policy conflict, this rider’s provisions will control.

Benefit
This rider prevents the Policy from terminating for Insufficient Value on and after the Policy Date. In order for the rider to be in effect:

a.	the Death Benefit Option must be Option A; and
b.	the Account Value excluding the value in the Fixed Account must be invested under one of the acceptable Asset Allocation Models available on the Policy Date or under one of its successor models.

Definitions

Lapse Protection Expense Charge: An amount used to determine the Lapse Protection Value. It is a percentage amount that is deducted from each Premium payment to determine the Lapse Protection Net Premium.

Lapse Protection Interest Rate: The interest rate used to determine the Lapse Protection Value as shown in Section 1 of the Policy.

Lapse Protection Monthly Cost of Insurance rates: The Cost of Insurance rates used to determine the Lapse Protection Value, as shown in Section 2 of the Policy.

Lapse Protection Monthly Expense Charge: An amount used to determine the Lapse Protection Value on a monthly basis. It equals the amount shown in Section 1 multiplied by the Specified Face Amount divided by 1,000.

Lapse Protection Net Premium: An amount used to determine the Lapse Protection Value. It equals   Premium, multiplied by 1 minus the Lapse Protection Expense Charge.

Lapse Protection Value: a reference value only and not a value actually payable. It is used to determine whether or not the Policy will remain in force when the Cash Surrender Value less Policy Debt is equal to or less than zero. For purposes of calculating the Lapse Protection Value, Premiums received during a Policy Month are considered to have been received on the Monthly Anniversary Day that begins that Policy Month.

           General

Lapse Protection
While this rider is in effect the Policy will stay in force even if the Cash Surrender Value less Policy Debt is equal to or less than zero as long as:

a.	the Lapse Protection Value less Policy Debt is greater than zero;
b.	the Death Benefit Option is Option A;
c.	the Funds continue to be invested under one of the acceptable Asset Allocation models available on the Policy Date or under one of its successor models.

Method of Determining Lapse Protection Value
The Lapse Protection Value on the Policy Date is equal to the Lapse Protection Net Premium less the Lapse Protection Monthly Expense Charge. The Lapse Protection Value is then determined daily by adding interest for the prior day at the Lapse Protection Interest Rate, adding any Net Premium, and subtracting any Partial Withdrawals and Partial Withdrawal fees. On a Monthly Anniversary Day, the Monthly Deduction and any applicable Surrender Charge on Decrease in Specified Face Amount are deducted from the Lapse Protection Value.

Lapse Protection Monthly Deduction
The Monthly Deduction equals the Monthly Cost of Insurance for the Policy Month just ended plus the Monthly Expense Charge for the Policy Month just beginning.  There will be no Monthly Deductions after the Monthly Anniversary Day at which the Insured’s Attained Age equals 121.

Lapse Protection Monthly Cost of Insurance
The Monthly Cost of Insurance equals:

(1)	the Lapse Protection Monthly Cost of Insurance rate multiplied by the Rider Net Amount at Risk divided by 1,000; plus
(2)	any Flat Extra Charge shown in Section 1.

The Rider Net Amount at Risk equals:

(1)	the Policy Death Benefit; less
(2)	the Lapse Protection Value on the last day of the Policy Month just ended.

Lapse Protection Cost of Insurance Rates
The Lapse Protection Monthly Cost of Insurance rate (except for the rate applicable to any increase in the Specified Face Amount) is based on the Insured's Attained Age, sex, and risk Class on the applicable Monthly Anniversary Day.

If there are increases in the Specified Face Amount, the cost of insurance rates are determined separately for the initial Specified Face Amount and each increase in the Specified Face Amount. In calculating the Net Amount at Risk, the Lapse Protection Value will first be allocated to the initial Specified Face Amount and then to each increase in the Specified Face Amount in the order in which the increases were made.

Rider Charge:   As long as this rider is in effect, a Rider Charge will be deducted from the Account Value. The charge is equal to the current Cost of Insurance rates multiplied by the percentage shown in Section 1, and then multiplied by the Net Amount at Risk.

Grace Period
If, on a Monthly Anniversary Day, the Policy would lapse by reason of the Lapse Protection Value less Policy Debt being equal to or less than zero, we will allow a Grace Period. This Grace Period will allow 61 days from the date of lapse for the payment of a Premium sufficient to keep this Policy in force. An amount sufficient to put the Policy in force is not less than:

1.	the Lapse Protection Monthly Deductions which were overdue at the end of the grace period; plus
2.	any excess of the Policy Debt over the Lapse Protection Value at the end of the grace period; plus
3.	three times the Lapse protection Monthly Cost of Insurance deductions applicable at the date of reinstatement; plus
4.   three times the Lapse Protection Monthly Expense Charge.

Termination
Termination of this rider will occur at the earliest of:

a.	termination of the Policy; or
b.	a change in Death Benefit Option A to Death Benefit Option B; or
c.	the point at which the Funds are no longer invested under one of the acceptable Asset Allocation models available on the Policy Date or under one of its successor models; or
d.	the date we approve your request to terminate this rider.

[Missing Graphic Reference]
[Robert C. Salipante], [President]

                               VUL-NLPR-2007                                                                                                                                          Page